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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Act of 1934
(Amendment No. 1)*

HUDSON TECHNOLOGIES, INC.
(Name of Issuer)

COMMON STOCK, $.01 PAR VALUE
(Title of Class of Securities)

444144-10-9
(CUSIP Number)

Stephen P. Mandracchia Hudson Technologies, Inc. 275 North Middletown Road Pearl River, New York 10965 (845) 735-6000
(Name, Address and Telephone Number of Person Authorized to receive Notice and Communications)

June 28, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of SECTIONS 240.13d-1(e, 240.13d-1(f) or 240.13d-1(g), check the following box ☐ ..

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See SECTION 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 444144-10-9
1.	NAMES OF REPORTING PERSON. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY). Stephen P. Mandracchia
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (A) ☐ (B) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF and OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) or 2(E)
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7.

SOLE VOTING POWER

Stephen P. Mandracchia - 2,441,514 (of which 1,768,100 Shares are held of record in the name of Reporting Person's spouse 203,494 Shares are issuable upon exercise of options and 6,420 Shares are issuable upon exercise of common stock purchase warrants)

BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER
EACH REPORTING	9.	SOLE DISPOSITIVE POWER Stephen P. Mandracchia - 673,414 (of which 203,494 Shares are issuable upon exercise of options and 6,420 are issuable upon exercise of common stock purchase warrants)
PERSON WITH	10.	SHARED DISPOSITIVE POWER 1,768,100 Shares that are held of record in the name of Reporting Person's spouse
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,441,514 Shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.9%
14.	TYPE OF REPORTING PERSON* IN

Item 1. Security and Issuer

This Statement relates to the Common Stock, par value $.01 per share ("Shares"), issued by Hudson Technologies, Inc., a New York corporation (the "Company"), whose principal executive offices are located at 275 North Middletown Road, Pearl River, New York 10965.

Item 2. Identity and Background

(a) This Statement is being filed by Stephen P. Mandracchia (the "Reporting Person").

(b) The Reporting Person's business address is 275 North Middletown Road, Pearl River, New York 10965.

(c) Reporting Person is presently employed by the Company and serves as Vice President Legal, Regulatory and as Secretary of the Company.

(d) The Reporting Person has not, during the last five (5) years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Person has not, during the last five (5) years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in, or resulted in the Reporting Person being subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

The source and amount of all funds used for the purchases of the Shares by the Reporting Person was a combination of the Reporting Person's personal funds and funds borrowed from family members. In connection with the purchase of the Shares the Reporting Person borrowed $600,000 in the aggregate from his father, Joseph Mandracchia, and his father-in-law, Frederick Zugibe.

Item 4. Purpose of Transaction.

The Shares reported in this Statement were acquired by the Reporting Person for investment purposes.

(a)-(j) Depending upon market conditions and other factors that the Reporting Person may deem material to his investment decision, the Reporting Person may make purchases of additional securities of the Company, or may dispose of all or a portion of the securities of the Company that he now owns or hereafter may acquire. Except as set forth in this Item 4, the Reporting Person does not have any present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of this Statement.

Item 5. Interest in Securities of the Issuer.

(a) According to the Company there were issued and outstanding

20,234,664 Shares as of June 29, 2007. The Reporting Person beneficially owns 2,441,514 Shares, comprising 11.9% of the 20,234,664 Shares issued and outstanding as of June 29, 2007, such ownership consisting of 2,231,600 Shares of which 1,768,100 shares are held of record in the name of the Reporting Person's spouse, 203,494 options to purchase Shares, and 6,420 Common Stock Purchase Warrants to Purchase Shares.

(b) The Reporting Person may be deemed to have sole power to vote, direct the vote and to dispose of 2,441,514 Shares, of which 1,768,100 shares are held of record in the name of the Reporting Person's spouse, 203,494 Shares are issuable upon exercise of options and 6,420 Shares are issuable upon exercise of common stock purchase warrants.

(c) On June 28, 2007, the Reporting Person, purchased 2,000,000 Shares of the Company's common stock from the Fleming US Discovery Fund III, L.P., at a purchase price of $0.65 per share, pursuant to Stock Purchase Agreement dated June 28, 2007. There have been no other transactions in the class of securities reported on that were effected during the past sixty days by the Reporting Party.

(d) Except for the Reporting Person's spouse, who holds 1,768,100 Shares of record in her name, no person other than the Reporting Person has the right to receive dividends on, and any proceeds from, the disposition of any Shares reported as owned by them in Item 5 above.

(e) It is inapplicable for the purposes hereof to state the date on which the Reporting Person ceased to be the owner of more than five percent (5%) of the Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On June 28, 2007, the Reporting Person entered into a Stock Purchase Agreement with Fleming US Discovery Fund III, L.P. pursuant to which the Reporting Person purchased 2,000,000 shares of the Company's common stock, $0.01 par value. In connection with that purchase, the Reporting Person directed the Company's transfer agent to issue a certificate representing 1,577,000 of 2,000,000 shares purchased by him in the name of his spouse. On June 29, 2007, the Reporting Person's spouse irrevocably granted the Reporting Person voting power with respect to all Shares held of record by her.

Except as otherwise described in this Item 6 and in Item 5 above, there are no contracts, arrangements, understandings or relationships with the Reporting Person or any other person with respect to the securities of the Company, including but not limited to transfer or voting of any other securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, divisions of profits or loss or the giving or withholding of proxies."

Item 7. Materials to be filed as Exhibits.

Exhibit 7a* Stock Purchase Agreement between Stephen P. Mandracchia and Fleming, dated June 28, 2007 (Incorporated by reference to Exhibit(e)(3) to the Company's Form TO filed June 29, 2007

Exhibit 7b* Irrevocable Proxy, dated June 29, 2007 from Theresa A. Mandracchia to Stephen P. Mandracchia.

* Previously filed with the Reporting Person's Schedule 13D as filed with the

SEC on July 9, 2007

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 20, 2007

Date

/s/Stephen P. Mandracchia

Signature

Stephen P. Mandracchia

Name/Title